Filed by Switchback II Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: October 7, 2021

Your Vote Is Needed

We encourage you to vote in favor of the business combination with Bird before November 2!

Voting is Easy

Every vote is important, regardless of the number of shares you hold, so be part of the movement to enable electric transportation and make your voice heard.

If you owned Switchback II (NYSE: SWBK) shares as of the close of business on August 16, 2021, you are entitled to vote, and urged to vote as soon as possible, before the November 2 extraordinary general meeting.

These are the two easiest ways to vote and they are both free:

1.

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form to vote via the Internet.

2.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form mailed (or emailed) to you in order to vote via automated telephone service.

For assistance with voting your shares you can call Morrow Sodali, Switchback II’s proxy solicitor, at (877) 787-9239, or send a message to SWBK.info@investor.morrowsodali.com.

Additionally, you can also vote by mail:

3.    Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your Voting Instruction Form mailed (or emailed) to you in order to vote by mail.

For voting by mail, be sure to:

•	Mark, sign and date your Voting Instruction Form;

•	Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

•	Return your Voting Instruction Form no later than October 26, 2021.

If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQ

How do I vote my shares?

If your shares are held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on August 16, 2021, contact them immediately to obtain your control number and instructions to vote via the Internet.

Can I still vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on August 16, 2021, the record date for the extraordinary general meeting, you can still vote your shares even if you no longer own them.

Where can I find my control number?

Your voting control number is the 12 digit control number provided on your Voting Instruction Form that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee and you cannot locate your control number, you will need to contact them to obtain your control number.

What if I have other questions?

If you need assistance voting your shares, please call Morrow Sodali, Switchback II’s proxy solicitor, at (877) 787-9239, or send a message to SWBK.info@investor.morrowsodali.com.

How do I attend the extraordinary general meeting on November 2, 2021 at 10:00 a.m. ET?

The extraordinary general meeting will be held via live webcast at https://www.cstproxy.com/switchbackii/2021.

What if I want to vote by mail or phone? If you need assistance voting your shares, please call Morrow Sodali, Switchback II’s proxy solicitor, at (877) 787-9239, or send a message to SWBK.info@investor.morrowsodali.com.

For voting by mail, be sure to

•	Mark, sign and date your Voting Instruction Form

•	Fold and return your Voting Instruction Form in the postage-paid envelope provided

•	Return your Voting Instruction Form no later than October 26, 2021.

Need help logging in?

Is your control number 16 digits?

VOTE HERE

Is your control number 12 digits?

VOTE HERE

Switchback II and Bird Boards unanimously recommend voting in favor of the business combination and all proposals fully described in the proxy statement/prospectus

Legends:

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global filed the Registration Statement with the SEC, which includes a prospectus of Bird Global and a definitive proxy statement of Switchback II. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus is being mailed to Switchback II shareholders. Additionally, Switchback II and Bird Global filed and will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination.

Forward-Looking Statements

The information in this press release includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this press release, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Reports on Form 10-Q, and in the definitive proxy statement/prospectus filed by Bird Global. Switchback II’s and Bird Global’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.